FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release of submission of delisting application to Singapore Exchange Securities Trading Limited (“SGX-ST”) to delist its shares from the Main Board of SGX-ST, which was filed with the SGX-ST and the Tokyo Stock Exchange on September 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: September 17, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

September 17, 2009

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chief Executive Officer

Shares listed: Tokyo, New York, London and Singapore Stock Exchanges

Contact: Noriaki Yamaguchi, Representative Director and Chief Financial Officer

Tel: +81-3-5771-0222

News Release: Submission of delisting application to Singapore Exchange Securities

Trading Limited (“SGX-ST”) to delist its shares from the Main Board of SGX-ST

TOKYO - Konami Corporation (the “Company”) hereby announces that the Board of Directors of the Company has resolved to submit a delisting application (the “Application”) to the SGX-ST to delist its ordinary shares from the Main Board of the SGX-ST (the “Delisting”), at the Board of Directors’ Meeting held today, on September 17, 2009.

1.	Reasons for Delisting from the SGX-ST:

Little or no trading activity in the Company’s shares on the SGX-ST over the past few years. Therefore, we believe Delisting would have a minimal impact on shareholders and investors.

2.	Listed stock exchanges other than the SGX-ST:

Tokyo Stock Exchange 1st Section

New York Stock Exchange

London Stock Exchange

3.	Date of submission of the Application to the SGX-ST:

September 18, 2009

4.	Schedule:

The Company expects to complete the delisting procedures by the end of October, 2009.